Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On August 18, 2011, the following communication was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

Exelon. Constellation Energy

8/18/2011 INTEGRATION INFORMATION

A Note from Ron and Steve

August 30 and 31 will bring lots of buzz to Baltimore – the city will be preparing to host its first Grand Prix event later that week while our integration planning teams will be coming together to kick off our design phase. Unlike the frenetic energy and pace of the Grand Prix race which will span several chaotic days, our design phase will be a thoughtful, collaborative process which will take us close to the end of the year. The Business Area Teams have spent several productive months in the analysis phase and now that we have a better understanding of how each company runs, we will work closely with our leaders to meld these operations together into one company that will best serve our customers.

Following the design phase kick-off meeting, we will communicate outcomes, learnings and an updated merger integration timeline. Thank you for your patience and continued support.



Ron DeGregorio
Chief Integration Officer,
Exelon

Steve Woerner
Chief Integration Officer,
Constellation Energy



Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity's ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel *before* action is taken.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:
IntegrationOffice@exeloncorp.com

Constellation employees:
IntegrationOffice@constellation.com

Expected Milestones


Dec 5
Dec 1
Nov 29
- Maryland PSC public comment hearings
Q3: Expect to seek shareholder approval
Aug 3 Approved by Texas PUCT
Oct 31 to Nov 10:
Maryland PSC hearings, each business day
Jan 5: Maryland PSC decision deadline
August
September
October
November
December
January 2012

INTEGRATION INFORMATION 8/18/2011

Company History: ComEd

As a company, ComEd has a rich 100-year legacy of innovation that's helped northern Illinois develop into the industrial powerhouse it is today. As one of the largest utilities in the United States, ComEd provides service to approximately 3.8 million customers, roughly 70 percent of the state's population. A great deal has changed since ComEd opened its doors in 1887, but one question remains — and that question must be asked daily: how can ComEd better serve its customers? By striving to answer this question, ComEd maintains a strong commitment to being the best electricity delivery and energy information company.

New Baltimore Headquarters Update

In the previous two issues of IN, we began to detail the process for selecting a location for the new Baltimore headquarters. In coming issues, we will continue to outline the process for selecting the new Baltimore headquarters, preliminary results of space program interviews and how an employee engagement council will be asked to participate in the process. The team structure graphic shows the initial make-up of the project team, stakeholder representatives and their respective focus areas. Additional sub-team members will be selected from Exelon and Constellation as we move forward in the process. Stay tuned for future issues of IN with more information on the site selection process.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site.

Constellation employees can visit the Merger Integration Site on myConstellation.

ComEd Timeline

1870s
Thomas Edison invents incandescent light bulb

1887
Chicago Edison Company created to develop central incandescent light business

1892
Innovator and investor Sam Insull appointed to run Chicago Edison Company

1900

1903
Establishment of Fisk generating station

1907
Due to increased demand for electric lighting, Chicago Edison and Commonwealth Electric merge

1950

1960
Commonwealth Edison's Dresden Unit 1, the world's first full-scale, privately financed nuclear power plant opens

1978
Commonwealth Edison's nuclear generation capacity surpasses its coal-fired generation

1994
Commonwealth Edison undertakes holding company reorganization, with Unicom becoming its holding company while the utility company becomes rebranded as ComEd

1997
Deregulation of the electric industry

1998
Unicom announces the sale of its fossil fuel facilities

1999
ComEd renews reliability commitment after the downtown Chicago blackouts

2000

2000
Unicom and PECO merge to form Exelon. Exelon begins trading on the NYSE under the ticker symbol "EXC" in October

2007
The industry transitions to a fully competitive supply-side market

2010
ComEd rolls out its new vision and values framework

Exelon Power

Headquartered in Kennett Square, Pa., Exelon Power is the business unit responsible for managing, operating, and maintaining Exelon

Generation’s portfolio of fossil and renewable fleet of generating assets. Exelon Power’s fleet currently consists of fossil (oil, natural gas and coal), landfill gas and hydroelectric units, and wind and solar projects that are capable of generating more than 8,000 megawatts

(MW). Exelon Power’s assets are located in Pennsylvania, Maryland, Illinois, Texas, Massachusetts, Oregon, Idaho, Kansas, Minnesota,

Michigan, and Missouri, with a strong presence in the 13-state PJM Interconnection. The diversity of Exelon Power’s portfolio allows the company to be competitive in the deregulated power market during the intermediate seasons and peak demand periods.

The clean and renewable energy produced for the energy market by Exelon Power’s fleet is a critical element of Exelon 2020: a lowcarbon roadmap. The goal of Exelon 2020 is to eliminate the equivalent of the company’s 2001 carbon footprint, or 15 million metric tons of greenhouse gas emissions, by 2020. Read more about Exelon Power’s clean energy fleet—Hydro, Solar, Wind

Constellation Power Generation

Constellation Power Generation (CPG) is the business that operates and manages Constellation Energy’s fleet of 32 non-nuclear power plants, which generate nearly 10,000 MW from fossil fuel and renewable energy sources. These plants and their employees support

Constellation’s merchant energy business in key regions across the U.S and in Canada. CPG’s fossil and renewable plants include more than 3,500 MW of fossil fuel-fired capacity in the Baltimore metropolitan area, a nearly 3,000 MW fleet of natural gas and oil facilities in

Boston, 1,100 MW of natural gas-fired generation in Texas, and ownership interest in clean energy facilities with fuel sources that include solar, hydro, biomass and wind. Included in that portfolio is Criterion Wind, Maryland’s first-ever wind project, which was built by CPG and began operating in late 2010.

CPG includes nearly 1,200 employees in both operations and support of power generating facilities, all focused on the group’s commitment to safety and environmental stewardship. CPG currently has 15 plants across the country that have operated for between two and 17 consecutive years without a lost time work case. In addition, in 2009, CPG’s ACE Cogeneration plant in Trona, Calif., was recognized for its outstanding safety program by achieving STAR status under California’s Division of Occupational Safety and Health.

Read more about CPG’s clean energy fleet here.

Focus on Generation: Fossil and Renewables

INTEGRATION INFORMATION 8/18/2011

New Baltimore Headquarters Project Team Structure

Senior executives who represent the area’s

perspective from an enterprise point

of view, providing guidance on crossenterprise

considerations. Corporate/Legal

Affairs, Finance, Human Resources and

Communications are represented.

STEERING COMMITTEE:

Employees asked by their leadership to

participate as ambassadors for the project,

help deliver new headquarters related

messages to other employees, and provide

feedback into certain design elements, such

as furniture, branding, etc. This team will be

developed once the merger closes.

EMPLOYEE ENGAGEMENT COUNCIL:

Dedicated project team members with a

day-to-day, hands-on project role for the

specific function. Project sub-teams include

architects, project managers, space planners,

construction advisors, real estate advisors and

others as needed.

PROJECT DELIVERY TEAM:

Functional area representatives who represent

the occupant/employee perspective and

act as the ‘change leaders’ and liaison to

the functional area employees. Stakeholder

sub-teams include Commercial, Corporate

(IT, Finance, Shared Services, Security), and

Renewable Energy Development.

STAKEHOLDER TEAM:

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private

Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,”

“target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10)

the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange

Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM

1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial

Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a)

Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial

Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual

Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q

for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I,

Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial

Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No.

1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and

Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ

THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND

ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT

INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials

(when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-

5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and

security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC,

at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

INTEGRATION INFORMATION 8/18/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk

Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

* * * * *